Exhibit 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
NOTICE OF SPECIAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Thursday, 1 June 2006 at 9:00 a.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as ordinary resolution:
ORDINARY RESOLUTION
“THAT the directors of the Company be and are hereby authorised to issue, allot and deal with shares in the capital of the Company (the “Shares”) pursuant to the exercise of the conversion rights attaching to the Optional Convertible Bonds at such conversion price as may be provided, adjusted or reset in accordance with the Terms, where the number of Shares so issued and allotted shall not exceed 236.3 million Shares; and for the purpose of this Resolution:
“Convertible Bonds” means convertible bonds in an aggregate principal amount of US$182,678,000 due 2011 to be issued by Goldcosmos Investments Limited (to be renamed as Brilliance China Finance Limited), a wholly-owned subsidiary of the Company and incorporated in the British Virgin Islands, together with the additional convertible bonds in an aggregate principal amount of up to US$30 million to be issued upon exercise, in whole or in part, of the option to upsize by Citigroup Global Markets Limited (acting as the sole bookrunner);
“Optional Convertible Bonds” means the additional convertible bonds in an aggregate principal amount of up to US$30 million to be issued upon exercise, in whole or in part, of the option to upsize by Citigroup Global Markets Limited (acting as the sole bookrunner) in connection with the issue of the Convertible Bonds; and
“Terms” means the terms of the Convertible Bonds.”
By order of the board
Brilliance China Automotive Holdings
Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 12 May 2006

Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602—05
Chater House
8 Connaught Road Central
Hong Kong
Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712—16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.

5.	Only shareholders of the Company whose names appear on the Register of Members of the Company on 29 May 2006 or their proxies are entitled to attend the meeting. To entitle the relevant shareholders to attend the meeting, all transfer documents, accompanied by the relevant share certificates must be lodged with Computershare Hong Kong Investor Services Limited at Shops 1712—16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by the close of trading on 26 May 2006.

6.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
As at the date of this announcement, the executive directors are Messrs. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Qi Yumin (Chief Executive Officer), He Guohua, Wang Shiping, Lei Xiaoyang, the non-executive director is Mr. Wu Yong Cun and the independent non-executive directors are Messrs. Xu Bingjin, Song Jian and Jiang Bo.
* For identification purposes only.